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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 5 )*

USG Corporation
(Name of Issuer)
Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)
90329405
(CUSIP Number)
Jorg Schanow, LL.M.
General Counsel
Gebr. Knauf Verwaltungsgesellschaft KG
Am Bahnhof 7
97346 Iphofen
Federal Republic of Germany
(49) 9329-31-1091
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 26, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	90329405	13D	Page	2	of	6 Pages

1	NAMES OF REPORTING PERSONS Gebr. Knauf Verwaltungsgesellschaft KG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Federal Republic of Germany

	7	SOLE VOTING POWER

NUMBER OF		12,990,728

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,990,728

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,990,728

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

2

Item 1. Security and Issuer.
     The class of securities to which this Statement relates is the Common Stock, par value $.0.10 per share (the “Common Stock”), of USG Corporation, a Delaware corporation (the “Issuer”). The principal business address of the Issuer is 125 South Franklin Street, Chicago, Illinois 60606-4678.
Item 2. Identity and Background.
     The person filing this Statement is Gebr. Knauf Verwaltungsgesellschaft, a limited partnership organized under the laws of the Federal Republic of Germany (the “Reporting Person”). The Reporting Person is owned and controlled by members of the Knauf family. The principal business address of the Reporting Person and each of the members of the Knauf family is Am Bahnhof 7, 97346 Iphofen, Federal Republic of Germany. The principal business of the Reporting Person is acting as a holding company.
     The names of the general partners of Reporting Person are Nikolaus Knauf and Baldwin Knauf. The principal occupation or employment of each of the foregoing individuals is as a managing director of various corporations and other entities owned and controlled by the members of the Knauf family. The principal business address of each of the foregoing individuals is Am Bahnhof 7, 97346 Iphofen, Federal Republic of Germany. Each of the foregoing individuals is a German citizen.
     During the last five years, none of the Reporting Person or any of their respective managing directors or general partners identified in this Statement has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Person or any of their respective managing directors or general partners identified in this Statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(Page 3 of 6 Pages)

Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Person used funds included in its working capital to acquire the Common Stock to which this Statement relates.
Item 4. Purpose of Transaction.
     The Reporting Person has acquired the Common Stock to which this Statement relates for investment purposes. The Reporting Person will continue to evaluate its investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, and the securities markets in general and those for the Issuer’s shares. Based upon such evaluation, the Reporting Person may take such actions in the future as it may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, the Reporting Person may seek to acquire additional shares of Common Stock in the open market or in private transactions, or determine to dispose of all or a portion of the Common Stock beneficially owned by the Reporting Person, including through hedging transactions with third parties. Except as set forth in this Item 4, the Reporting Person does not have any plans or proposals with respect to any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a)-(b) The Reporting Person beneficially owns 12,990,728 shares of Common Stock, representing 13.1% of the outstanding shares of Common Stock. The percentage beneficial ownership of the Reporting Person has been determined based on 99,042,373 shares of Common Stock outstanding as of September 30, 2007 as reported in the Issuer’s Form 10-Q for its quarter ended September 30, 2007. The Reporting Person has sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, the 12,990,728 shares of Common Stock it beneficially owns.
     (c) Since the Reporting Person’s last filing on Schedule 13D on December 3, 2007, the Reporting Person acquired the number of shares of Common Stock indicated below through open market purchase transactions:

Date	Number of Shares	Average Price Per Share

12/12/2007	128,800	$36.2144
12/13/2007	63,700	$36.2752
12/14/2007	6,600	$36.4735
12/17/2007	261,600	$35.6588
12/18/2007	146,100	$35.4348
12/19/2007	93,200	$35.7984
12/20/2007	114,000	$35.2416
12/21/2007	129,300	$35.7098
12/24/2007	34,900	$36.2106
12/26/2007	65,400	$35.9664
12/27/2007	16,900	$36.4897
12/28/2007	83,000	$36.4092
     (d)—(e) Not Applicable.
(Page 4 of 6 Pages)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Not Applicable.
Item 7. Material to Be Filed as Exhibits.
     Not Applicable.
(Page 5 of 6 Pages)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 28, 2007
GEBR. KNAUF VERWALTUNGSGESELLSCHAFT KG
/s/	Nikolaus Knauf
Nikolaus Knauf
General Partner

(Page 6 of 6 Pages)